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                    [ROPES & GRAY LETTERHEAD APPEARS HERE]

                                                                     Exhibit 11
                              October 30, 1998



WM Trust I (Formerly, The Composite Funds)
601 West Main Avenue
Spokane, Washington  99201

Ladies and Gentlemen:

     You have informed us that you propose to register under the Securities Act of 1933, as amended (the "Act"), on Form N-14 and offer and sell shares of beneficial interest, without par value, of your Money Market Fund, Tax-Exempt Money Market Fund, U.S. Government Securities Fund, Tax-Exempt Bond Fund, Income Fund and Growth & Income Fund (the "Shares"), at not less than net asset value.

     We have examined an executed copy of your Amended and Restated Agreement and Declaration of Trust of The Composite Funds, dated September 19, 1997 (the "Declaration of Trust"), the Amendments No. 1 and No. 2 dated March 12, 1998 (changing, inter alia, your name from "The Composite Funds" to "WM Trust I") and
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certified copies of resolutions adopted by your trustees to authorize the issue and exchange of Shares for the assets of certain series of The Griffin Funds, Inc. We have further examined a copy of your By-Laws and such other documents and records as we have deemed necessary for the purpose of this opinion.

     Based upon the foregoing, we are of the opinion that upon receipt of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued will be validly issued, fully paid and nonassessable by the Trust.

     WM Trust I (the "Trust") is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its trustees. The Declaration of Trust provides for indemnification out of the property of each series of the Trust (the "Series") for all loss and expense of any shareholder of the Series held personally liable solely by reason of his or her being or having been such a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder
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liability is limited to circumstances in which the Series itself would be unable to meet its obligations.

     We understand that this opinion is to be used in connection with the registration of an indefinite number of shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-14 relating to such offering and sale.

                              Very truly yours,


                              /s/ Ropes & Gray
                              Ropes & Gray


LMF/kap